Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-256963

The Cheesecake Factory Incorporated Announces Proposed Offerings of Convertible
Senior Notes and Common Stock

CALABASAS HILLS, Calif.—(BUSINESS WIRE)—June 10, 2021—The Cheesecake Factory Incorporated (NASDAQ: CAKE) (the “Company”) today announced its intention to offer, subject to market and other conditions, $300,000,000 aggregate principal amount of convertible senior notes due 2026 (the “notes”) and $175,000,000 of common stock in separate public offerings registered under the Securities Act of 1933, as amended. The Company also expects to grant the underwriters of the note offering a 30-day option to purchase up to an additional $45,000,000 principal amount of notes solely to cover over-allotments and expects to grant the underwriters of the common stock offering a 30-day option to purchase up to an additional $26,250,000 of common stock solely to cover over-allotments. The completion of the note offering will not be contingent on the completion of the common stock offering, and the completion of the common stock offering will not be contingent on the completion of the note offering.

The notes will be senior, unsecured obligations of the Company, will accrue interest payable semi-annually in arrears and will mature on June 15, 2026, unless earlier repurchased, redeemed or converted. The Company will settle the conversion value in cash up to the principal amount being converted and any excess of the conversion value over the principal amount in cash, shares of common stock or a combination thereof, at the Company’s election. The interest rate, initial conversion rate and other terms of the notes will be determined at the pricing of the note offering.

The Company intends to use the net proceeds from the offerings to fund the cash consideration of approximately $457.4 million payable in the preferred stock repurchase and conversion described below to simplify the capital structure. The Company intends to use the remaining net proceeds, if any, for general corporate purposes, including the repayment of debt under the Company’s revolving credit facility.

The Company has entered into agreements with the holders of its outstanding Series A convertible preferred stock pursuant to which the Company will repurchase 150,000 shares of the outstanding Series A convertible preferred stock for approximately $447.0 million in cash and the holder of the remaining outstanding Series A convertible preferred stock will convert the remaining 50,000 shares of the outstanding Series A convertible preferred stock into shares of the Company’s common stock and receive approximately $10.4 million in cash in connection with such conversion. The completion of the preferred stock repurchase and conversion will be subject to customary closing conditions and will be contingent on the completion of the proposed offerings.

J.P. Morgan, BNP PARIBAS, BofA Securities and Wells Fargo Securities are acting as joint book-running managers for the offerings.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities referred to in this press release, nor will there be any sale of any such securities, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

We have filed a registration statement (including a prospectus) and preliminary prospectus supplements with the SEC for the offerings to which this communication relates. Before you invest, you should read the applicable preliminary prospectus supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the applicable offering will arrange to send you the applicable preliminary prospectus supplement and the accompanying prospectus upon request to: J.P. Morgan Securities LLC, Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204.

About The Cheesecake Factory Incorporated

The Cheesecake Factory Incorporated is a leader in experiential dining. We are culinary forward and relentlessly focused on hospitality. Delicious, memorable experiences created by passionate people—this defines who we are and where we are going. We currently own and operate 300 restaurants throughout the United States and Canada under brands including The Cheesecake Factory®, North Italia® and a collection within our Fox Restaurant Concepts business. Internationally, 28 The Cheesecake Factory® restaurants operate under licensing agreements. Our bakery division operates two facilities that produce quality cheesecakes and other baked products for our restaurants, international licensees and third-party bakery customers.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the anticipated terms of the notes being offered, the completion, timing and size of the proposed offerings, the preferred stock repurchase and conversion and the intended use of the proceeds from the offerings. Forward-looking statements represent The Cheesecake Factory’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Among those risks and uncertainties are market conditions, including market interest rates, the trading price and volatility of The Cheesecake Factory’s common stock and risks relating to The Cheesecake Factory’s business, including those described in periodic reports that The Cheesecake Factory files from time to time with the SEC. The Cheesecake Factory may not consummate the preferred stock repurchase and conversion or the proposed offerings described in this press release and, if the preferred stock repurchase and conversion and the proposed offerings are consummated, cannot provide any assurances regarding the final terms of the preferred stock repurchase and conversion, the offerings or the notes or its ability to effectively apply the net proceeds as described above. The forward-looking statements included in this press release speak only as of the date of this press release, and The Cheesecake Factory does not undertake to update the statements included in this press release for subsequent developments, except as may be required by law.

Contact Information

Stacy Feit

(818) 871-3000

investorrelations@thecheesecakefactory.com